Form 40-F
period 2002-12-31
NORTHGATE EXPLORATION LTD
filed 2003-05-06
CIK 72931

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

[Check one]

[   ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002	Commission File Number 1-6138

Northgate Exploration Limited

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English (if applicable))
Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

(Primary Standard Industrial Classification Code Number (if applicable))

(I.R.S. Employer Identification Number (if applicable))

2050 — 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5
(604) 688-4435

(Address and telephone number of Registrant’s principal executive offices)

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without par value

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

191,273,615 shares of common shares outstanding as of December 31, 2002

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	82-	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No X

CONTROLS AND PROCEDURES

Within 90 days prior to the date of this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures. Based upon this evaluation, the Chief Executive and Chief Financial Officers each concluded that the Registrant’s disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Registrant’s periodic SEC reports. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

     In addition, there have been no significant changes in the Registrant’s internal controls or in other factors that could significantly affect such internal controls subsequent to the Registrant’s most recent evaluation, including any corrective actions with regard to significant deficiencies or material weaknesses.

UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     Concurrent with the filing of this report on Form 40-F, the Registrant is filing a Form F-X with the Commission.

EXHIBIT INDEX

The following exhibits are filed as part of this report:

Exhibit Number	Description

1	Annual Information Form of the Registrant for the year ended December 31, 2002
2	Consolidated Financial Statements of the Registrant as at and for the fiscal years ended December 31, 2002 and December 31, 2001 including a reconciliation to U.S. GAAP, together with the auditors’ report thereon.
3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2002
4	Technical Report Kemess Mine Review British Columbia prepared for the Registrant by Maryse Bélanger of MRDI Canada and dated December 2001
5	Addendum to the Technical Report Kemess Mine Review B.C. prepared for the Registrant by Maryse Bélanger of MRDI Canada and dated February 2002
6	Second addendum to the Technical Report Kemess Mine Review B.C. for the Registrant by Maryse Bélanger of MRDI Canada and dated February 2002
7	2002 Annual Report of the Registrant
23.1	Consent of KPMG LLP
23.2	Consent of Maryse Bélanger, BSc (Geology)
23.3	Consent of MRDI Canada
99.1	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Northgate Exploration Limited

Date: April 16, 2003
(signed)

Kenneth G. Stowe President and Chief Executive Officer

CERTIFICATIONS

I, Kenneth G. Stowe, certify that:

1.	I have reviewed this annual report on Form 40-F of Northgate Exploration Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s boards of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 16, 2003	(signed) Kenneth G. Stowe President and Chief Executive Officer

I, Jon A. Douglas, certify that:

1.	I have reviewed this annual report on Form 40-F of Northgate Exploration Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s boards of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 16, 2003	(signed) Jon A. Douglas Senior Vice President and Chief Financial Officer