Form 40-F
period 2003-12-31
NORTHGATE EXPLORATION LTD
filed 2004-04-27
CIK 72931

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

[Check one]

[ ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003	Commission File Number 1-6138

Northgate Exploration Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English (if applicable))
British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)
1040 Gold and Silver ores
(Primary Standard Industrial Classification Code Number (if applicable))

(I.R.S. Employer Identification Number (if applicable))

2050 - 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5
(604) 688-4435
(Address and telephone number of Registrant's principal executive offices)

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered

Common Shares without	American Stock
par value	Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

198,759,915 shares of common stock outstanding as of December 31, 2003

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes __________	82- ____________	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No ___________

Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) are attached as Exhibit 4 to this report.

The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code are attached as Exhibit 5 to this report.

Disclosure Controls and Procedures

An evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures. Based upon this evaluation, the Chief Executive and Chief Financial Officers each concluded that the Registrant's disclosure controls and procedures were effective, as of the end of the period covered by this report, in timely alerting them to material information required to be included in the Registrant's periodic SEC reports. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Audit Committee

Northgate Exploration Limited has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Northgate Exploration Limited's audit committee is comprised of three members: Patrick D. Downey, G. Warren Armstrong and Keith C. Hendrick.

The Registrant's board of directors has determined that Patrick D. Downey is an "audit committee financial expert" as that term is defined in SEC regulations and that Mr. Downey is independent under SEC and Nasdaq National Market rules. All of the members of the audit committee are financially literate and independent.

Code of Business Conduct and Ethics

The Registrant has a code of business conduct and ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Registrant's code of business conduct and ethics can be found on the Registrant's website at www.northgateexploration.ca.

Principal Accountant Fees and Services

KPMG LLP served as the Registrant's independent public accountants for the fiscal year ended December 31, 2003. The Registrant paid the following fees to KPMG for professional and other services rendered by them during fiscal year 2003 and fiscal year 2002:

Audit Fees: Fees in the amount of US$192,400 and US$267,289 in 2003 and 2002, respectively, related to the audits of the Registrant's annual financial statements, consultation with respect to the implementation of new accounting and reporting guidance and other accounting and reporting issues, assistance with the quarterly interim financial statements, and the review of documents filed with securities regulatory bodies (such as the British Columbia Securities Commission and the SEC) or issued in connection with securities offerings.

Audit-Related Fees: Fees in the amount of US$28,400 and US$20,505 in 2003 and 2002, respectively, related to accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence assistance.

Tax Fees: Fees in the amount of US$21,700 and US$30,662 in 2003 and 2002, respectively, related to Canadian tax compliance and tax planning and advisory services.

All Other Fees: The Registrant did not pay KPMG for any other services related to fiscal year 2003 and fiscal year 2002.

In May 2003, the Audit Committee of the Registrant established the policy of requiring pre-approval of all services to be rendered by the independent public accountants. Since that time, all fees paid or committed to the independent public accountants were reviewed and pre-approved by the Audit Committee.

Off-Balance Sheet Arrangements

Information on the Registrant's off-balance sheet arrangements is included on Page 20 and 21 of the Registrant's 2003 Annual report which is attached as Exhibit 2 to, and incorporated by reference in, this report.

Contractual Obligations

Information on the Registrant's contractual obligations is included on Page 20 of the Registrant's 2003 Annual report which is attached as Exhibit 2 to, and incorporated by reference in, this report.

EXHIBIT INDEX

Exhibit Number	Description
1	Annual Information Form of the Registrant for the year ended December 31,
2003
2	Annual Report of the Registrant for the year ended December 31, 2003
3	Consent of KPMG LLP
4	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities
Exchange Act
5	Certifications pursuant to U.S.C. Section 1350, as adopted pursuant to Section
906 of the Sarbanes-Oxley Act of 2002