Form 40-F
period 2004-12-31
NORTHGATE MINERALS CORP
filed 2005-03-31
CIK 72931

U.S. Securities and Exchange Commission
Washington, D.C. 20549

 Form 40-F

[ ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File Number 1-6138
Northgate Minerals Corporation
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1040 Gold and Silver Ores
(Primary Standard Industrial Classification Code Number (if applicable))

(I.R.S. Employer Identification Number (if applicable))

815 Hornby Street, Suite 404
Vancouver, British Columbia
Canada V6Z 2E6
(604) 681-4004
(Address and telephone number of Registrant's principal executive offices)

JGB Service Corporation
600 University Street, Suite 3600
Seattle, Washington 98101
(206) 624-0900
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

200,491,050 shares of common stock outstanding as of December 31, 2004

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

Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act are attached as Exhibit 5 to this report.

The certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code are attached as Exhibit 6 to this report.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2004, there have been no changes to the Registrant's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

Audit Committee

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant's audit committee is comprised of three members: G. Warren Armstrong, Keith C. Hendrick and Patrick D. Downey. Patrick D. Downey is chair of the audit committee.

The Registrant's board of directors has determined that Patrick D. Downey is an "audit committee financial expert" as that term is defined in SEC regulations and that Mr. Downey is independent under SEC and American Stock Exchange rules. All members of the audit committee are financially literate and independent.

Code of Business Conduct and Ethics

The Registrant has a code of business conduct and ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Registrant's code of business conduct and ethics can be found on the Registrant's website at www.northgateminerals.com.

Principal Accountant Fees and Services

KPMG LLP served as the Registrant's independent public accountants for the fiscal years ended December 31, 2004 and 2003 The Registrant paid the following fees to KPMG for professional and other services rendered by them during fiscal year 2004 and fiscal year 2003:

Audit Fees: Fees in the amount of US $305,426 and US $192,400 in 2004 and 2003, respectively, related to the audits of the Registrant's annual financial statements, consultation with respect to the implementation of new accounting and reporting guidance and other accounting and reporting issues, assistance with the quarterly interim financial statements, and the review of documents filed with securities regulatory bodies (such as the British Columbia Securities Commission and the SEC) or issued in connection with securities offerings.

Audit-Related Fees: Fees in the amount of US $27,896 and US $28,400 in 2004 and 2003, respectively, related to accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence assistance.

Tax Fees: Fees in the amount of US $42,967 and US $21,700 in 2004 and in 2003, respectively, related to Canadian tax compliance and tax planning and advisory services.

All Other Fees: The Registrant did not pay KPMG for any other services related to fiscal year 2004 and fiscal year 2003.

The Registrant's Audit Committee Charter requires pre-approval of all services to be rendered by the independent public accountants. All fees paid or committed to the independent public accountants for the last two years were reviewed and pre-approved by the Audit Committee.

Off-Balance Sheet Arrangements

Information on the Registrant's off-balance sheet arrangements is included on Pages 22 and 36 of the Registrant's 2004 Annual report which is attached as Exhibit 3 to, and incorporated by reference in, this report.

Contractual Obligations

Information on the Registrant's contractual obligations is included on Pages 20, 31 and 36 of the Registrant's 2004 Annual report which is attached as Exhibit 3 to, and incorporated by reference in, this report.

Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

EXHIBIT INDEX

Exhibit	Description

1	Annual Information Form of the Registrant for the year ended December 31, 2004
2	Annual Audited Financial Statements for the year ended December 31, 2004
3	Annual Report of the Registrant for the year ended December 31, 2004
4	Consent of KPMG LLP
5	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act
6	Certifications pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	Northgate Minerals Corporation

By: (Signature)	/s/ JON A. DOUGLAS
Name and Title:	Jon A. Douglas, Senior Vice President
and Chief Financial Officer
Date:	March 31, 2005