Form 40-F
period 2005-12-31
NORTHGATE MINERALS CORP
filed 2006-03-29
CIK 72931

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[   ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005	Commission File Number 1-6138

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange
on which registered

Common Shares without	American Stock
par value	Exchange

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

214,011,246 shares of common stock outstanding as of December 31, 2005

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes _______	82- _______	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No _______

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

Audit Committee

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant's audit committee is comprised of three members: Conrad A. Pinette, Keith C. Hendrick and Patrick D. Downey. Patrick D. Downey is chair of the audit committee.

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

Principal Accountant Fees and Services

KPMG LLP served as the Registrant's independent public accountants for the fiscal years ended December 31, 2005 and 2004 The Registrant paid the following fees to KPMG for professional and other services rendered by them during fiscal year 2005 and fiscal year 2004:

Audit Fees: Fees in the amount of US $270,156 and US $215,315 in 2005 and 2004, respectively, related to the audits of the Registrant's annual financial statements, consultation with respect to the implementation of new accounting and reporting guidance and other accounting and reporting issues, assistance with the quarterly interim financial statements, and the review of documents filed with securities regulatory bodies (such as the British Columbia Securities Commission and the SEC) or issued in connection with securities offerings.

Audit-Related Fees: Fees in the amount of US $47,808 and US $27,896 in 2005 and 2004, respectively, related to accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence assistance.

Tax Fees: Fees in the amount of US $59,113 and US $42,967 in 2005 and in 2004, respectively, related to Canadian tax compliance and tax planning and advisory services.

All Other Fees: The Registrant did not pay KPMG for any other services related to fiscal year 2005 and fiscal year 2004.

The Registrant's Audit Committee Charter requires pre-approval of all services to be rendered by the independent public accountants. All fees paid or committed to the independent public accountants for the last two years were reviewed and pre-approved by the Audit Committee.

Off-Balance Sheet Arrangements

Information on the Registrant's off-balance sheet arrangements is included on Pages 26 and 45 of the Registrant's 2005 Annual Report which is attached as Exhibit 3 to, and incorporated by reference in, this report.

Contractual Obligations

Information on the Registrant's contractual obligations is included on Pages 23 and 41 of the Registrant's 2005 Annual Report which is attached as Exhibit 3 to, and incorporated by reference in, this report.

Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

EXHIBIT INDEX

Exhibit	Description

1	Annual Information Form of the Registrant for the year ended December 31, 2005
2	Annual Audited Financial Statements for the year ended December 31, 2005
3	Annual Report of the Registrant for the year ended December 31, 2005
4	Consent of KPMG LLP
5	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act
6	Certifications pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	Northgate Minerals Corporation

By: (Signature)	/s/ JON A. DOUGLAS
Name and Title:	Jon A. Douglas, Senior Vice President and Chief Financial Officer
Date:	March 29, 2006