Form 40-F
period 2006-12-31
Northgate Minerals CORP
filed 2007-03-30
CIK 72931

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[  ]   Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006                                Commission File Number 1-6138

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

815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada V6Z 2E6
(604) 681-4004
(Address and telephone number of Registrant’s principal executive offices)

JGB Service Corporation
600 University Street, Suite 3600
Seattle, Washington 98101
(206) 624-0900
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange
on which registered

Common Shares without par value	American Stock Exchange

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

253,700,033 shares of common stock outstanding as of December 31, 2006

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes _____	82- _____	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No _____

Audited Annual Financial Statements

For audited financial statements, including the report of the auditors with respect thereto, see exhibit 2 of this 40F filing. The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ from United States GAAP, and are subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of measurement differences between Canadian and United States generally accepted accounting principles, see Exhibit 4 of this Form 40F.

Management Discussion and Analysis

For management’s discussion and analysis (MD&A") see pages 13 to 27 of Exhibit 3 of this Form 40F.

Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act are attached as Exhibit 7 to this Form 40F.

The certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code are attached as Exhibit 8 to this Form 40F.

Management’s Report on Controls and Procedures

Disclosure Controls

As of December 31, 2006, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures as defined in Canada in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the SECURITIES AND EXCHANGE ACT OF 1934, as amended (the "Exchange Act"). Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006 to ensure that information required to be disclosed by us in reports that we file under the Exchange Act, is gathered, reported, processed, summarized and reported within the time periods specified in the Securities and Exchange Commissions rules and forms and is accumulated and communicated to the management of Northgate Minerals Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as specified under Canadian and U.S. securities laws.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management’s evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by KPMG LLP, as stated in their report in Exhibit 5 of this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

During the third quarter of 2006, the Registrant made internal control modifications to systems which calculate the value of un-priced metals contained in concentrate receivables. These modifications were designed to enhance the integrity of the receivables and revenue figures reported by the Registrant. No other changes were made in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Audit Committee

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is comprised of three members: Conrad A. Pinette, Douglas P. Hayhurst and Patrick D. Downey. Patrick D. Downey is chair of the audit committee.

The Registrant’s board of directors has determined that Patrick D. Downey and Douglas P. Hayhurst are "audit committee financial experts" as that term is defined in SEC regulations and that Mr. Downey and Mr. Hayhurst are independent under SEC and American Stock Exchange rules. All members of the audit committee are financially literate and independent.

Code of Business Conduct and Ethics

The Registrant has a code of business conduct and ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Registrant’s code of business conduct and ethics can be found on the Registrant’s website at www.northgateminerals.com.

Principal Accountant Fees and Services

KPMG LLP served as the Registrant’s independent public accountants for the fiscal years ended December 31, 2006 and 2005 The Registrant paid the following fees to KPMG for professional and other services rendered by them during fiscal year 2006 and fiscal year 2005:

Audit Fees: Fees in the amount of US $580,279 and US $270,156 in 2006 and 2005, respectively, related to the audits of the Registrant’s annual financial statements, consultation with respect to the implementation of new accounting and reporting guidance and other accounting and reporting issues, review of quarterly interim financial statements, and the review of documents filed with securities regulatory bodies (such as the British Columbia Securities Commission and the SEC) or issued in connection with securities offerings.

Audit-Related Fees: Fees in the amount of US $241,405 and US $47,808 in 2006 and 2005, respectively, related to accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence assistance.

Tax Fees: Fees in the amount of US $88,164 and US $59,113 in 2006 and in 2005, respectively, related to Canadian tax compliance and tax planning and advisory services.

All Other Fees: The Registrant did not pay KPMG for any other services related to fiscal year 2006 and fiscal year 2005.

The Registrant’s Audit Committee Charter requires pre-approval of all services to be rendered by the independent public accountants. All fees paid or committed to the independent public accountants for the last two years were reviewed and pre-approved by the Audit Committee.

Off-Balance Sheet Arrangements

Information on the Registrant’s off-balance sheet arrangements is included on Pages 26 and 42 of the Registrant’s 2006 Annual Report which is attached as Exhibit 3 to this Form 40F.

Contractual Obligations

Information on the Registrant’s contractual obligations is included on Pages 21 and 43 of the Registrant’s 2006 Annual Report which is attached as Exhibit 3 to this Form 40F.

Forward Looking Information

This document, documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities contain certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading "Risk and Uncertainties" in Northgate’s 2006 Annual Report and under the heading "Risk Factors" in Northgate’s 2006 Annual Information Form (AIF) both of which are filed as exhibits to this Form 40F. Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

Consent to Service of Process

The Registrant filed with the Commission on June 1, 2006 and Appointment of Agent for Service of Process and Undertaking on Form 40 F-X signed by the Registrant and its agent for service of process with respect to the class of securities in relation to which the obligation to file the Form 40F arises.

EXHIBIT INDEX
Exhibit	Description

99.1	Annual Information Form of the Registrant for the year ended December 31, 2006

99.2	Annual Audited Financial Statements as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006

99.3	Annual Report containing the MD&A of the Registrant for the year ended December 31, 2006

99.4	Related Supplementary Note Entitled "Reconciliation to United States Generally Accepted Accounting Principles" and the Auditor’s Report thereon

99.5	Report of the Independent Registered Accounting Firm on Management’s Report on Internal Control Over Financial Reporting.

99.6	Consent of KPMG LLP

99.7	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act

99.8	Certifications pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	Northgate Minerals Corporation

By: (Signature)	/s/ JON A. DOUGLAS
Name and Title:	Jon A. Douglas, Senior Vice President and Chief Financial Officer

Date:	March 29, 2007