Form 40-F/A
period 2006-12-31
Northgate Minerals CORP
filed 2007-12-07
CIK 72931

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F/A
 (Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 (the "Amendment") to the Annual Report on Form 40-F filed on March 30, 2007 (the "Original Form 40-F") of Northgate Minerals Corporation (the "Corporation") for the fiscal year ended December 31, 2006, is being filed to provide additional disclosure on the nature of the changes that were made to the Corporation’s inventory accounting policy in 2006 and the reasons for adopting these changes.

Attached to this Form 40-F/A (Amendment No. 1) are revised Exhibits: 99.4,  99.6, 99.7 and 99.8.

There have been no changes to the Registrant's Annual Information Form, Annual Financial Statements or Management's Discussion and Analysis.

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

EXHIBIT INDEX
Exhibit	Description

99.1	Annual Information Form of the Registrant for the year ended December 31, 2006*

99.2	Annual Audited Financial Statements as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006*

99.3	Annual Report containing the MD&A of the Registrant for the year ended December 31, 2006*

99.4	Related Supplementary Note Entitled "Reconciliation to United States Generally Accepted Accounting Principles" and the Auditor’s Report thereon**

99.5	Report of the Independent Registered Accounting Firm on Management’s Report on Internal Control Over Financial Reporting.*

99.6	Consent of KPMG LLP**

99.7	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act**

99.8	Certifications pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

* Previously Filed
** Replaces exhibit of same description

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	Northgate Minerals Corporation

By: (Signature)	/s/ JON A. DOUGLAS
Name and Title:	Jon A. Douglas, Senior Vice President and Chief Financial Officer

Date:	December 7, 2007