Form 40-F/A
period 2007-12-31
Northgate Minerals CORP
filed 2008-05-16
CIK 72931

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Amendment No. 1
to
Form 40-F

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007	Commission File Number 1-6138
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
☑ Annual information form                                                         ☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
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
Yes ☐                                                                               82-                                                                                                  No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

EXPLANATORY NOTE
This Amendment No. 1 to Form 40-F for the year ended December 31, 2007 is being filed to amend a pagination error in the Management’s Discussion and Analysis filed as Exhibit 3 and to file the Registrant’s Revised Annual Information Form. No other changes to the original annual report on Form 40-F including the registrant’s financial statements, have been made.

EXHIBIT INDEX

Exhibit	Description

1. (1)	Annual Information Form of the Registrant for the year ended December 31, 2007
2.*	Annual Audited Financial Statements each of the years in the two-year period ended December 31, 2007
3.(1)	Annual Report containing the MD&A of the Registrant for the year ended December 31, 2007
4.*	Related Supplementary Note Entitled “Reconciliation to United States Generally Accepted Accounting Principles” and the Auditor’s Report thereon
5.*	Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting.
6.*	Consent of KPMG LLP
7.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act
8.	Certifications pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Letter of Consent: Gordon Skrecky
10.	Letter of Consent: Carl Edmunds
11.*	Letter of Consent: Ian Holland
12.*	Letter of Consent: Brad Evans
13.*	Letter of Consent: Simon Hitchman
14.*	Letter of Consent: Dean Fredericksen
15.*	Letter of Consent: Glenn Miller

*	previously filed

(1)	Replaces exhibit of same description filed with the annual report on Form 40-F dated March 28, 2008.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Northgate Minerals Corporation
By:	/s/ Jon A. Douglas
	Name and Title:	Jon A. Douglas, Senior Vice President and Chief Financial Officer
	Date:	May 16, 2008