Form 40-F
period 2008-12-31
Northgate Minerals CORP
filed 2009-03-31
CIK 72931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008	Commission File Number 001-6138

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange
on which registered

Common Shares without	NYSE Amex
par value	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

255,717,071 shares of common stock outstanding as of December 31, 2008

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Audited Annual Financial Statements

For audited financial statements, including the report of the auditors with respect thereto, see exhibit 2 of this Form 40-F filing.  The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States GAAP, and are subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of measurement and disclosure differences between Canadian and United States generally accepted accounting principles, see Exhibit 4 of this Form 40-F.

Explanatory Note

The Registrant is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Exhibits of this Form 40-F are incorporated by reference as exhibits to the Company's Registration Statement on Form F-10 (No. 333-150994).

Management Discussion and Analysis

For management’s discussion and analysis (MD&A”) see pages 18 to 45 of Exhibit 3 of this Form 40-F.

Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act are attached as Exhibit 7 to this Form 40-F.

The certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code are attached as Exhibit 8 to this Form 40F.

Management’s Report on Controls and Procedures

Disclosure Controls

As of December 31, 2008, an evaluation was carried out,  under the supervision of and with the participation of management,  including the President and Chief Executive  Officer  ("CEO") and  Chief  Financial  Officer ("CFO"), of  the effectiveness of our disclosure controls and procedures as defined in Canada in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and  Interim  Filings, and in the United  States by Rule 13a-15(e)  under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure  controls and  procedures  were effective as at December 31, 2008 to ensure that information  required to be disclosed by us in reports that we file under the  Exchange  Act, is  gathered,  reported,  processed,  summarized  and reported  within the time  periods  specified  in the  Securities  and Exchange Commission’s  rules  and  forms  and  is  accumulated  and  communicated  to the management  of Northgate Minerals Corporation,  including  the CEO and CFO, to allow  timely decisions regarding  required  disclosure as specified under Canadian and U.S. securities laws.

Internal Control Over Financial Reporting

Management  is  responsible  for  establishing  and  maintaining  adequate internal  control over  financial  reporting as defined in Rules  13a-15(f) and 15d-15(f)  under the Exchange Act and in Canada as defined in Multilateral  Instrument  52-109 - Certification of Disclosure in Issuers'  Annual and Interim  Filings.  Our  internal  control  over  financial reporting is designed to provide reasonable assurance regarding the reliability of our financial  reporting and  preparation  of our financial  statements  for external purposes in accordance with generally accepted accounting  principles.  Our  internal  control  over  financial  reporting  includes  those policies and  procedures  that:  pertain to the  maintenance of records that in reasonable detail accurately  and  fairly  reflect  our   transactions  and disposition of the assets;  provide reasonable  assurance that transactions are recorded as necessary to permit  preparation  of our  financial statements  in accordance with generally accepted accounting  principles and that receipts and expenditures   of  our  assets  are  being   made  only  in   accordance   with authorizations  of  our  management  and  directors;   and  provide  reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or  disposition  of our assets  that  could  have a material  effect on our financial  statements.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate  because of changes in conditions, or  that  the  degree  of  compliance  with  the  policies  or  procedures  may deteriorate.

Management,  with the participation of our CEO and CFO,  evaluated  the  effectiveness  of our  internal control  over  financial  reporting  as of December  31,  2008.  In making this evaluation,  management  used  the  criteria  set  forth  by the  Committee  of Sponsoring   Organizations  of  the  Treadway  Commission  (COSO)  in  Internal Control-Integrated Framework.

Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Northgate acquired Perseverance Corporation Limited (“Perseverance”) in February of 2008.  Management excluded from its assessment of the effectiveness of Northgate’s internal control over financial reporting as at December 31, 2008 Perseverance’s internal control over financial reporting associated with total assets of $305,066,000 and total revenues of $123,850,000 which were included in the consolidated financial statements of Northgate as of and for the year ended December 31, 2008.

Changes in Internal Control Over Financial Reporting

No changes were made in our internal  control over financial  reporting  during the year  ended  December  31,  2008,  that have  materially  affected, or are reasonably likely to affect, our internal control over financial reporting.

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

NYSE AMEX Corporate Governance

The Registrant’s common shares are listed on NYSE Amex (formerly known as the AMEX).  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles of Incorporation.  A quorum for a meeting of shareholders of the Company is one or more persons who are, or who represent by proxy, one or more of the shareholders who, in the aggregate, hold at least 10% of the issued shares of the Company entitled to be voted at the meeting.

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.northgateminerals.com. Information contained on our website is not part of this annual report.

Code of Business Conduct and Ethics

The Registrant has a code of business conduct and ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The Registrant's code of business conduct and ethics can be found on the Registrant's website at www.northgateminerals.com.

Principal Accountant Fees and Services

KPMG LLP served as the Registrant's independent public accountants for the fiscal years ended December 31, 2008 and 2007.  The Registrant paid the following fees to KPMG for professional and other services rendered by them during fiscal year 2008 and fiscal year 2007:

Audit Fees: Fees in the amount of US $655,210 in 2008 (2007 – US $530,390) related to the audits of the Registrant's annual financial statements, consultation with respect to the implementation of new accounting and reporting guidance and other accounting and reporting issues, review of quarterly interim financial statements, and the review of documents filed with securities regulatory bodies (such as the British Columbia Securities Commission and the SEC) or issued in connection with securities offerings.

Audit-Related Fees: The Registrant did not pay KPMG for audit-related services related to fiscal year 2008. For the 2007 fiscal year, fees in the amount of US $121,820 related to accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence.

Tax Fees: Fees in the amount of US $205,823 (2007 - US $122,820) related to Canadian tax compliance and tax planning and advisory services.

All Other Fees: The Registrant did not pay KPMG for any other services related to fiscal year 2008 and fiscal year 2007.

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

Contractual Obligations

Information on the Registrant's contractual obligations is included on pages 37 and 38 of the Registrant's 2008 Annual Report which is attached as Exhibit 3 to this Form 40-F.

Forward Looking Information

This document, documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities contain certain “forward-looking statements” within the meaning of section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading “Risk and Uncertainties” in Northgate’s 2008 Annual Report and under the heading “Risk Factors” in Northgate’s 2008 Annual Information Form (AIF) both of which are filed as exhibits to this Form 40-F. Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

Consent to Service of Process

The Registrant filed with the Commission on June 1, 2006 an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

 EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form of the Registrant for the year ended December 31, 2008
99.2	Annual Audited Financial Statements each of the years in the two-year period ended December 31, 2008
99.3	Annual Report containing the MD&A of the Registrant for the year ended December 31, 2008
99.4	Related Supplementary Note Entitled “Reconciliation to United States Generally Accepted Accounting Principles” and the Auditor’s Report thereon
99.5	Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting.
99.6	Consent of KPMG LLP
99.7	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act
99.8	Certifications pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Letter of Consent: Gordon Skrecky
99.10	Letter of Consent: Carl Edmunds
99.11	Letter of Consent: Ian Holland
99.12	Letter of Consent: Brad Evans
99.13	Letter of Consent: Simon Hitchman
99.14	Letter of Consent: Dean Fredericksen
99.15	Letter of Consent: Glenn Miller
99.16	Letter of Consent: Marcus Binks
99.17	Letter of Consent: Craig Tomlinson
99.18	Letter of Consent: Roddy Ormonde
99.19	Letter of Consent: Tamer Dincer
99.20	Letter of Consent: Jim Gray
99.21	Letter of Consent: Mark Haydon

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	NORTHGATE MINERALS CORPORATION

By: (Signature)	/s/ JON A. DOUGLAS
Name and Title:	Jon A. Douglas, Senior Vice President and Chief Financial Officer
Date:	March 30, 2009