Form 40-F
period 2009-12-31
Northgate Minerals CORP
filed 2010-03-31
CIK 72931

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[  ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009	Commission File Number 001-6138

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

     JGB Service Corporation
600 University Street, Suite 3600
Seattle, Washington 98101
(206) 624-0900
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange
on which registered

Common Shares without par value	NYSE Amex
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form                     [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

290,688,386 shares of common stock outstanding as of December 31, 2009

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	No

Audited Annual Financial Statements

For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 of this Form 40-F. The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ from United States GAAP, and are subject to Canadian auditing and auditor independence standards and, therefore, may not be comparable to financial statements of United States companies. For a reconciliation of measurement and disclosure differences between Canadian and United States GAAP, see Exhibit 4 of this Form 40-F.

Explanatory Note

Northgate Minerals Corporation (the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

The Exhibits of this Form 40-F are incorporated by reference as exhibits to the Company’s Registration Statement on Form F-10 (No. 333-150994).

Documents Incorporated by Reference

The following documents, listed as Exhibits 1 through 4 of this Form 40-F, are incorporated herein by reference:

  the Annual Information Form of the Company for the fiscal year ended December 31, 2009, which is included in Exhibit 1 of this Form 40-F;

  the annual audited financial statements of the Company for the years ended December 31, 2009 and 2008, including the report of the auditors with respect thereto, which are included in Exhibit 2 of this Form 40-F;

  the management’s discussion and analysis (the “MD&A”) of the Company’s Annual Report for the fiscal year ended December 31, 2009, which is included in Exhibit 3 of this Form 40-F; and

  the Related Supplementary Note entitled “Reconciliation to United States Generally Accepted Accounting Principles” and the Auditor’s Report thereon, which are included in Exhibit 4 of this Form 40-F.

Management’s Discussion and Analysis

For the Company’s MD&A see Exhibit 3 of this Form 40-F.

Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act are attached as Exhibit 7 to this Form 40-F.

The certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code are attached as Exhibit 8 to this Form 40-F.

Management’s Report on Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2009, an evaluation was carried out, under the supervision of and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of the Company’s disclosure controls and procedures as defined in Canada in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Exchange Act . Based on that evaluation, the CEO and CFO concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at December 31, 2009 to ensure that information required to be disclosed by the Company in reports that the Company files under the Exchange Act is gathered, reported, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (the “SEC”) rules and forms and is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow timely decisions regarding required disclosure as specified under Canadian and U.S. securities laws.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and in Canada as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company’s financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

The Company’s independent accountant has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting to comply with General Instruction B.(6)(c)(4) of Form 40-F, a copy of which is attached to this Form 40-F as Exhibit 5.

Based on the Company’s evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

Changes in Internal Control Over Financial Reporting

No changes were made in the Company’s internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s audit committee is comprised of three members: Conrad A. Pinette, Douglas P. Hayhurst and Patrick D. Downey. Douglas P. Hayhurst is chair of the audit committee.

The Company’s board of directors has determined that Patrick D. Downey and Douglas P. Hayhurst are “audit committee financial experts” as that term is defined in SEC rules and that all members of the audit committee are independent under the SEC’s and NYSE Amex’ rules.

Code of Business Conduct and Ethics

The Company has a code of business conduct and ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company’s code of business conduct and ethics can be found on the Company’s website at www.northgateminerals.com. Information contained on, or accessible through, the Company’s website is not part of this Form 40-F.

NYSE AMEX Corporate Governance

The Company’s common shares are listed on NYSE Amex (formerly known as the AMEX). A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex rules is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles of Incorporation. A quorum for a meeting of shareholders of the Company is one or more persons who are, or who represent by proxy, one or more of the shareholders who, in the aggregate, hold at least 10% of the issued shares of the Company entitled to be voted at the meeting.

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.northgateminerals.com.

Principal Accountant Fees and Services

KPMG LLP served as the Company’s independent public accountants for the fiscal years ended December 31, 2009 and 2008. The Company paid the following fees to KPMG LLP for professional and other services rendered by them during fiscal years ended December 31, 2009 and 2008:

Audit Fees: Fees in the amount of US$693,715 in 2009 (2008 – US$655,210) related to the audits of the Company’s annual financial statements, consultation with respect to the implementation of new accounting and reporting guidance and other accounting and reporting issues, review of quarterly interim financial statements, and the review of documents filed with securities regulatory bodies (such as the British Columbia Securities Commission and the SEC) or issued in connection with securities offerings.

Audit-Related Fees: The Company did not pay KPMG LLP for audit-related services related to fiscal years ended December 31, 2009 and 2008.

Tax Fees: Fees in the amount of US$259,316 (2008 - US$205,823) related to Canadian and Australian tax compliance and tax planning and advisory services.

All Other Fees: The Company did not pay KPMG LLP for any other services related to fiscal years ended December 31, 2009 and fiscal year 2008.

The Company’s Audit Committee Charter requires pre-approval of all services to be rendered by the Company’s independent public accountants. All fees paid or committed to the independent public accountants for the last two years were reviewed and pre-approved by the Audit Committee.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations

Information on the Company’s contractual obligations is included on page 70 of the Company’s 2009 Annual Information Form which is attached as Exhibit 1 to this Form 40-F.

Forward Looking Information

This document, documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities contain certain “forward-looking statements” within the meaning of section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of the Company. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk and Uncertainties” in the Company’s 2009 Annual Report and under the heading “Risk Factors” in Northgate’s 2009 Annual Information Form (AIF) both of which are filed as exhibits to this Form 40-F. Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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

Consent to Service of Process

The Company filed with the SEC on June 1, 2006 an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBIT INDEX

Exhibit	Description

99.1.	Annual Information Form of Northgate Minerals Corporation for the year ended December 31, 2009
99.2.	Annual Audited Financial Statements for each of the years in the two-year period ended December 31, 2009
99.3.	Annual MD&A of Northgate Minerals Corporation for the year ended December 31, 2009
99.4.	Related Supplementary Note Entitled “Reconciliation to United States Generally Accepted Accounting Principles” and the Auditor’s Report thereon
99.5.	Attestation Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting
99.6.	Consent of KPMG LLP
99.7.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended
99.8.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 and Title 18 of the United States Code
99.9.	Letter of Consent: Gordon Skrecky
99.10.	Letter of Consent: Carl Edmunds
99.11.	Letter of Consent: Ian Holland
99.12.	Letter of Consent: Brad Evans
99.13.	Letter of Consent: Simon Hitchman
99.14.	Letter of Consent: Dean Fredericksen
99.15.	Letter of Consent: Glenn Miller
99.16.	Letter of Consent: Marcus Binks
99.17.	Letter of Consent: Craig Tomlinson
99.18.	Letter of Consent: Tamer Dincer
99.19.	Letter of Consent: Jim Gray
99.20.	Letter of Consent: Mark Haydon
99.21.	Letter of Consent: Ion Hann
99.22.	Letter of Consent: Gary Taylor
99.23.	Letter of Consent: Lionel Magumbe
99.24.	Letter of Consent: Jay C. Melnyk
99.25.	Letter of Consent: Sheila E. Daniel

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
Date:                        March 30, 2010