Form 40-F
period 2010-12-31
Northgate Minerals CORP
filed 2011-03-30
CIK 72931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Commission File Number 001-6138

Northgate Minerals Corporation
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable
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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered

Common Shares,	NYSE Amex
no par value	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

291,856,984 shares of common stock outstanding as of December 31, 2010

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [ ]	No [ ]

Form 40-F

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

The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ from United States GAAP, and are subject to Canadian auditing and auditor independence standards and, therefore, may not be comparable to financial statements of United States companies. For a reconciliation of measurement and disclosure differences between Canadian and United States GAAP, see Exhibit 99.4 of this Form 40-F.

The Exhibits of this Form 40-F are incorporated by reference as exhibits to the Company’s Registration Statement on Form F-10 (No. 333-167487).

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.4 of this Form 40-F, are hereby incorporated by reference:

  the Annual Information Form of the Company for the fiscal year ended December 31, 2010;

  the Annual Audited Financial Statements of the Company for the years ended December 31, 2010 and 2009,

  the Management’s Discussion and Analysis (the “MD&A”) for the fiscal year ended December 31, 2010; and

  the Related Supplementary Note entitled “Reconciliation to United States GAAP”.

Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act are attached as Exhibit 99.8 to this Form 40-F.

The certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code are attached as Exhibit 99.9 to this Form 40-F.

Management’s Report on Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2010, an evaluation was carried out, under the supervision of and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), on the effectiveness of the Company’s disclosure controls and procedures as defined in Canada in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Based on that evaluation, the CEO and CFO concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at December 31, 2010 to ensure that information required to be disclosed by the Company in reports that the Company files under the Exchange Act is gathered, reported, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (the “SEC”) rules and forms and is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow timely decisions regarding required disclosure as specified under Canadian and U.S. securities laws.

Management’s Annual Report on Internal Control Over Financial Reporting

(1)           The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and in Canada as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings.

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

(2)           The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

(3)           Based on the Company’s evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

(4)           KPMG LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements for the fiscal year ended December 31, 2010, has issued its opinion on the Company’s internal control over financial reporting (the “Attestation Report”).

Attestation Report of the Registered Public Accounting Firm

The Attestation Report is included in Exhibit 99.6 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

No changes were made in the Company’s internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s audit committee is comprised of three members: Conrad A. Pinette, Douglas P. Hayhurst and Patrick D. Downey. Douglas P. Hayhurst is chair of the audit committee.

The Company’s board of directors has determined that Patrick D. Downey and Douglas P. Hayhurst are each “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B in Form 40-F) and that each member of the audit committee is “independent” (as such term is defined in the rules of the NYSE Amex).

Code of Business Conduct and Ethics

The Company has a code of business conduct and ethics (as such term is defined in paragraph 9(b) of General Instruction B in Form 40-F) (“Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company’s Code of Ethics can be found on the Company’s website at www.northgateminerals.com. Information contained on, or accessible through, the Company’s website is not part of this Form 40-F.

There were no waivers (including implicit waivers) of, or amendments to, the Company’s Code of Ethics in 2010.

Principal Accountant Fees and Services

KPMG LLP served as the Company’s independent public accountants for the fiscal years ended December 31, 2010 and 2009. The Company paid the following fees to KPMG LLP for professional and other services rendered by them during fiscal years ended December 31, 2010 and 2009:

Audit Fees: Fees in the amount of $738,001 in 2010 and $693,715 in 2009, related to the audits of the Company’s annual financial statements, consultation with respect to the implementation of new accounting and reporting guidance and other accounting and reporting issues, review of quarterly interim financial statements, and the review of documents filed with securities regulatory bodies (such as the British Columbia Securities Commission and the SEC) or issued in connection with securities offerings.

Audit-Related Fees: Fees in the amount of $42,078 in 2010, for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. Specifically, these services related were rendered in connection with Northgate’s transition to International Financial Reporting Standards. There were no fees incurred for this category in 2009.

Tax Fees: Fees in the amount of $81,367 in 2010 and $259,316 in 2009, for tax return preparation and advice related to tax compliance, tax advice and tax planning.

All Other Fees: The Company did not pay KPMG LLP for any other services related to fiscal years ended December 31, 2010 and fiscal year 2009.

Pre-Approval Policies and Procedures

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

Tabular Disclosure of Contractual Obligations

The information required is included under the heading “Material Contracts” on page 72 of the Company’s Annual Information Form which is attached as Exhibit 99.1 to this Form 40-F.

NYSE AMEX Corporate Governance

The Company’s common shares are listed on the NYSE Amex. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex rules is as follows:

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

Forward Looking Information

This document, documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities contain certain “forward-looking statements” within the meaning of section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of the Company. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk Factors” in Northgate’s 2010 Annual Information Form, which is included in Exhibit 99.1 attached hereto. Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Undertaking and Consent to Service of Process

A. Undertaking

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

B. Consent to Service of Process

The Company filed with the SEC on June 1, 2006 an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	Northgate Minerals Corporation

By:	/s/ Jon A. Douglas
Name:	Jon A. Douglas
Title:	Senior Vice President and Chief Financial Officer
Date:	March 30, 2011

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form of Northgate Minerals Corporation for the year ended December 31, 2010
99.2	Annual Audited Financial Statements for each of the years in the two-year period ended December 31, 2010
99.3	MD&A of Northgate Minerals Corporation for the year ended December 31, 2010
99.4	Related Supplementary Note entitled “Reconciliation to United States GAAP”
99.5	Report of the Independent Registered Accounting Firm on the 2010 Audited Financial Statements and on the related supplementary note entitled “Reconciliation to United States GAAP”
99.6	Attestation Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting
99.7	Consent of KPMG LLP
99.8	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended
99.9	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code